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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Euro Disney S.C.A.
(Exact name of registrant as specified in its charter)

Republic of France (State of incorporation or organization)	N/A (IRS Employer Identification No.)
Immeubles Administratifs Route Nationale 34 77700 Chessy France (Address of principal executive offices)	N/A (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Shares of Common Stock par value €0.76	Euronext Paris, London Stock Exchange, SEAQ International, Brussels Stock Exchange

Item 1. Description of Registrant's Securities to be Registered.

        Ordinary Shares of Common Stock par value € 0.76. For a description of these shares, including a description of the principal rights and limitations in respect of such shares, including voting rights, dividend rights, limitations relating to the rights of other classes of securities and provisions relating to extraordinary corporate transactions, reference is made to the information under the headings "Item 10. Additional Information" and to "Item 8. A. Consolidated Statements and Other Financial Information—Dividends" of the registrant's Annual Report Form 20-F (Commission File Number 033-79548), dated March 28, 2003, which information is hereby incorporated herein by reference and made part of this registration statement.

Item 2. Exhibits.

        1.     By-laws (statuts) of Euro Disney S.C.A. as of March 30, 2004.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Euro Disney S.C.A. By the Management Company (Gerant), Euro Disney SA
By:	/s/ DIANE FUSCALDO Name: Diane Fuscaldo Title: Director Corporate Controllership

Dated: March 30th, 2004

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  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE